AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

1.1	DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim financial statements (“Interim Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the three and nine months ended December 31, 2015, and the Company’s audited financial statements for the year ended March 31, 2015 and related MD&A, which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Interim Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of February 28, 2016.

Cautionary Note to Investors Concerning Forward-looking Statements

This presentation includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward- looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, the exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note to Investors Concerning Estimates of Inferred Resources:

This discussion uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

1.2	OVERVIEW

Amarc is a British Columbia-based mineral exploration and development company with an experienced and successful management team that is focused on advancing the IKE Project, a major porphyry copper-molybdenum-silver discovery located near the heartland of British Columbia’s (“BC”) copper mining industry with proximity to mining infrastructure, power, rail and highways.

LOCATION OF THE COMPANY'S IKE PROJECT

In 2014 Amarc made a significant copper-molybdenum-silver discovery at its 100% owned IKE property located in southern BC. Assay results from 18 holes, totaling 10,437 metres, completed in 2014 and 2015 at IKE have all intersected varying amounts of chalcopyrite and molybdenite mineralization over an increasingly broad area, now measuring 1,200 metres east-west by 1,000 metres north-south and extending to depths of over 500 metres. Copper equivalent grades returned over long continuous drill intercepts continue to compare favourably to the range of copper equivalent grades for mineral resources and mineral reserves at active BC porphyry copper (± molybdenum ± gold ± silver) mines. Mineralization encountered by the drilling at IKE remains open to expansion in all lateral directions and to depth.

The IKE discovery, together with the surrounding district of additional prospective porphyry copper (±molybdenum±silver±gold) targets that remain to be drill tested, have the potential to possess the grades and resources necessary to develop into an important mining camp. In addition to the main IKE mineral property, Amarc has secured extensive mineral claims in the region to cover these compelling deposit targets, as well as potential infrastructure sites.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Thompson Creek Metals Company Inc. ("Thompson Creek") funded the work programs at IKE in 2015, and can earn up to a 50% interest in the project through a staged funding process that includes the completion of a Feasibility Study.

Amarc is committed to meaningful engagement and building long-term relationships with all communities in the IKE Project area, including mutually beneficial partnerships with Aboriginal groups. A comprehensive engagement plan is in place that is consistent with the current level of exploration activity. The company continues to build on positive relationships with regulators, supporting government’s consultation duties to assist with timely and fair regulatory decision-making.

The IKE and the Granite, Juno and Galore District Properties (collectively the IKE Project).

Amarc has a 100% interest in the IKE, Granite and Juno properties, and also has the right to acquire a 70% interest in the Galore property.

The IKE is located approximately 45 kilometres northwest of the historical mining communities of Gold Bridge and Bralorne, in a region characterized by broad U-shaped valleys. Amarc's 2014 and 2015 core drilling programs at IKE were conducted above tree line within two adjoining large and barren cirques. The district surrounding the IKE discovery has long been explored for its numerous showings of copper, molybdenum, gold and silver mineralization. Current access to the properties is by helicopter, although significant infrastructure exists in the region. Mainline logging roads, which lead west from Gold Bridge are located 20 kilometres to the south of IKE. Access to power, railways and highways is available in the area of Gold Bridge and the nearby towns of Lillooet and Pemberton.

At IKE, limited historical drilling indicated the presence of a mineral system with characteristics that are favorable for the development of a viable porphyry copper-molybdenum-silver deposit. Three key historical drill holes (81-2, 11-1 and 11-2) spaced over 220 metres intercepted long intervals of continuous, chalcopyrite and molybdenite mineralization with encouraging grades. These intersections include: 116 metres of 0.44% copper equivalent (CuEQ)1 comprising 0.29% Cu and 0.043% Mo; 182 metres of 0.41% CuEQ comprising 0.31% Cu, 0.022% Mo and 1.9 g/t Ag; and 64 metres of 0.51% CuEQ, comprising 0.37% Cu, 0.024% Mo and 4.7 g/t Ag. All three of these historical holes ended in mineralization.

Assay data from Amarc's nine holes totaling 5,409 metres (numbered 14001 through 14009) completed in 2014 and an additional nine holes totalling 5,028 metres (numbered 15010 through 15018) completed in 2015 at IKE, combined with results from geological, geochemical and geophysical surveys completed outwards from the area drilled indicate the presence of an important porphyry-style copper-molybdenum-silver deposit. All 18 diamond drill holes intersected varying amounts of chalcopyrite and molybdenite mineralization over an increasingly broad area, now measuring 1,200 metres east-west by 1,000 metres north-south and extending to depths of over 500 metres. Copper equivalent grades returned over long continuous drill intercepts continue to compare favourably to the range of copper equivalent grades for mineral resources and mineral reserves at active BC porphyry copper (± molybdenum ± gold ± silver) mines. Mineralization encountered by the drilling at IKE remains open to expansion in all lateral directions and to depth.

_____________________________________

1Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Highlights from the 2014 and 2015 drill programs include:

•	247 metres of 0.41% CuEQ[1] @ 0.28% Cu, 0.030% Mo and 2.0 g/t Ag
•	123 metres of 0.41% CuEQ @ 0.32% Cu, 0.017% Mo and 2.5 g/t Ag
•	92 metres of 0.40% CuEQ @ 0.31% Cu, 0.020% Mo and 2.1 g/t Ag
•	194 metres of 0.47% CuEQ @ 0.30% Cu, 0.046% Mo and 0.8 g/t Ag
•	308 metres of 0.39% CuEQ @ 0.26% Cu, 0.032% Mo and 1.8 g/t Ag
•	97 metres of 0.45% CuEQ @ 0.32% Cu, 0.030% Mo and 2.2 g/t Ag
•	124 metres of 0.45% CuEQ @ 0.34% Cu, 0.022% Mo and 3.2 g/t Ag
•	214 metres of 0.37% CuEQ @ 0.26% Cu, 0.023% Mo and 2.2 g/t Ag
•	592 metres of 0.44% CuEQ @ 0.30% Cu, 0.032% Mo and 2.1 g/t Ag
•	86 metres of 0.47% CuEQ @ 0.33% Cu, 0.032% Mo and 2.2 g/t Ag
•	111 metres of 0.36% CuEQ @ 0.30% Cu, 0.010% Mo and 2.3 g/t Ag

1Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

The IKE discovery, together with the surrounding district of additional prospective porphyry copper (±molybdenum±silver±gold) targets that remain to be drill tested, have the potential to possess the grades and resources necessary to develop into an important mining camp. In addition to the main IKE mineral property, Amarc has secured extensive mineral claims in the region to cover these compelling deposit targets, as well as potential infrastructure sites.

Amarc and Thompson Creek are planning a 2016 field program to advance the IKE discovery and district.

Assay results from all of Amarc's 2014 and 2015 drill holes are summarized in the table below. In addition, a drill plan, cross sections, maps and further results from the 2014 and 2015 programs are presented in the corporate presentation on the Amarc website at http://www.amarcresources.com.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

IKE DISCOVERY
TABLE OF 2014 AND 2015 ASSAY RESULTS

Drill Hole ID	Dip (°)	Azim (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[2,3] (m)	CuEQ¹ (%)	Cu (%)	Mo (%)	Ag (g/t)
IK14001	-45	0	742.2	incl. incl. incl. incl.	55.0 242.0 242.0 284.6 372.9 404.1 528.0	213.7 489.0 275.0 362.5 395.2 489.0 634.6	158.7 247.0 33.0 77.9 22.3 84.9 106.6	0.37 0.41 0.43 0.43 0.43 0.48 0.28	0.27 0.28 0.35 0.31 0.25 0.30 0.23	0.020 0.030 0.011 0.027 0.045 0.045 0.009	2.5 2.0 4.1 2.0 1.7 1.7 1.9
IK14002	-45	100	551.1	incl. and and	57.3 206.0 206.0 206.0 368.5 521.7	180.1 494.6 440.0 364.0 440.0 551.1	122.8 288.6 234.0 158.0 71.5 29.4	0.41 0.39 0.42 0.44 0.40 0.42	0.32 0.24 0.26 0.26 0.27 0.15	0.017 0.038 0.040 0.046 0.031 0.076	2.5 1.6 1.7 1.7 1.7 0.6
IK14003	-60	180	419.4		10.2 282.0	102.0 365.0	91.8 83.0	0.40 0.19	0.31 0.08	0.020 0.029	2.1 0.7
IK14004	-50	90	388.6		128.0	189.0	61.0	0.27	0.13	0.036	0.9
IK14005	-60	0	772.7	incl.	32.0 269.4 269.4 602.9	80.0 552.3 463.2 616.1	48.0 282.9 193.8 13.2	0.27 0.43 0.47 0.33	0.23 0.29 0.30 0.29	0.007 0.038 0.046 0.009	1.4 0.7 0.8 0.6
IK14006	-45	90		incl. and and and incl.	9.0 124.0 124.0 124.0 216.4 381.9 441.9 671.0	75.0 574.3 432.2 207.8 258.0 432.2 490.0 681.8	66.0 450.3 308.2 83.8 41.6 50.4 48.1 10.8	0.25 0.36 0.39 0.42 0.42 0.69 0.44 0.33	0.21 0.24 0.26 0.31 0.30 0.35 0.27 0.28	0.008 0.028 0.032 0.026 0.024 0.088 0.044 0.007	1.3 1.7 1.8 2.2 2.8 1.8 1.8 2.0
IK14007	-60	90	688.5		7.9 139.5 223.0 304.0	24.9 167.0 274.0 411.9	17.0 27.5 51.0 107.9	0.30 0.24 0.22 0.23	0.22 0.06 0.05 0.12	0.020 0.051 0.048 0.030	1.1 0.5 0.5 0.7
IK14008	-45	90	788.8	incl. incl. incl.	135.4 233.0 278.1 287.7 418.7 484.0 605.0	168.0 258.5 567.0 384.3 462.8 564.0 648.0	32.6 25.5 288.9 96.6 44.0 80.0 43.0	0.30 0.33 0.36 0.45 0.38 0.38 0.25	0.24 0.23 0.27 0.32 0.31 0.30 0.20	0.009 0.023 0.022 0.030 0.015 0.018 0.012	2.0 1.5 1.6 2.2 1.8 1.6 1.0
IK14009	-45	270	376.1	incl.	10.5 10.5	200.0 98.0	189.5 87.5	0.23 0.28	0.16 0.20	0.018 0.019	1.1 1.4
IK15010	-45	88	615.0	Incl.	207.0 207.0	417.0 268.0	210.0 61.0	0.40 0.40	0.30 0.31	0.018 0.016	2.9 2.9

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Drill Hole ID	Dip (°)	Azim (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[2,3] (m)	CuEQ¹ (%)	Cu (%)	Mo (%)	Ag (g/t)
				Incl. and and	293.0 293.0 378.0 444.0	417.0 358.0 417.0 603.0	124.0 65.0 39.0 159.0	0.45 0.53 0.41 0.28	0.34 0.39 0.32 0.22	0.022 0.028 0.016 0.011	3.2 3.7 2.9 2.1
IK15011	-45	88	486.3		20.1	60.0	40.0	0.42	0.31	0.023	2.5
IK15012	-45	88	675.0	Incl. Incl. and and	213.0 213.0 301.9 301.9 423.0 549.5	516.0 286.0 516.0 371.3 516.0 558.0	303.0 73.0 214.2 69.4 93.0 8.5	0.34 0.33 0.37 0.45 0.39 0.47	0.25 0.28 0.26 0.32 0.29 0.35	0.018 0.008 0.023 0.028 0.022 0.026	2.1 2.2 2.2 3.0 2.0 3.0
IK15013	-45	88	693.3	Incl. and and and	33.0 75.0 75.0 129.0 435.5	693.3 666.5 99.0 300.5 666.5	660.3 591.5 24.0 171.5 231.0	0.41 0.44 0.42 0.44 0.56	0.28 0.30 0.24 0.32 0.37	0.030 0.032 0.044 0.025 0.045	2.0 2.1 1.9 2.2 2.7
IK15014	-45	88	480.9		249.7	335.2	85.5	0.47	0.33	0.032	2.2
IK15015	-50	268	423.3	Incl.	312.3 312.3	420.3 378.3	108.0 66.0	0.41 0.51	0.15 0.19	0.067 0.085	1.5 1.9
IK15016	-45	88	483.3	Incl.	243.0 285.0	369.3 360.3	126.3 75.3	0.27 0.29	0.14 0.17	0.031 0.029	1.5 1.7
IK15017	-45	88	441.3	Incl.	15.0 201.0 240.0	75.0 355.7 355.7	60.0 154.7 115.7	0.29 0.30 0.33	0.26 0.17 0.18	0.005 0.031 0.039	1.6 1.1 1.2
IK15018	-45	88	441.3	Incl. and Incl. and	138.0 201.0 216.0 216.0 471.3 471.3 651.3	159.0 312.4 288.3 243.3 730.5 540.3 730.5	21.0 111.4 72.3 27.3 259.2 69.0 79.2	0.33 0.36 0.43 0.51 0.25 0.33 0.29	0.25 0.30 0.35 0.42 0.20 0.25 0.23	0.016 0.010 0.013 0.015 0.010 0.017 0.012	1.5 2.3 2.5 2.6 1.3 1.8 1.5

Notes:
1 Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2Widths reported are drill widths, such that the true thicknesses are unknown.
3 All assay intervals represent length weighted averages

Like many major porphyry deposits, IKE formed in a very active, multi-stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America. The footprint of the hydrothermal system at IKE is over six square kilometres.

At IKE, chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade copper and molybdenum concentrates by standard flotation processing.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Field exploration conducted by Amarc, in addition to the 2014 and 2015 drilling programs, includes a detailed ground induced polarization survey over IKE as well as a district-wide high resolution airborne magnetic survey, and geological mapping with copper and multi-element-in-talus fines geochemical surveys over prioritized target areas. Collectively, these survey results indicate exciting potential for a number of deposit-scale targets beyond the immediate area of the current IKE discovery drilling. Exploration results from Amarc's surveys and historical programs by previous operators throughout the district, combined with the common tendency of porphyry deposits to form clusters lead the Company to believe a number of targets identified near to IKE have potential to host additional bulk-tonnage porphyry copper mineralization.

Amarc is committed to working constructively with governments and stakeholders towards the responsible development of the IKE project, while contributing to the sustainable development of local communities. Work programs are planned to achieve high levels of environmental performance and local benefits, including providing opportunities for employment, contracting and training for local people. The Company is working hard to support government's consultation duties to assist with timely and fair decision making. Amarc is committed to meaningful and constructive engagement with First Nation communities and has offered and remains open to the comprehensive and progressive agreements it has proposed at the early discovery-stage of project development.

IKE and the Granite and Galore District Property Agreements

The mineral claims comprising the Juno property were staked and are owned 100% by Amarc.

The material terms of the agreement with Thompson Creek and the three mineral property acquisition agreements relating to the IKE and district properties are set out below. All royalties held by the respective vendors referenced have been capped or can be purchased by Amarc (in either case in the $250,000 to $4 million range).

Agreement with Thompson Creek

On September 3, 2015 Amarc announced it has entered into an agreement (the "Agreement") with Thompson Creek pursuant to which Thompson Creek may acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. Under the terms of the Agreement, Thompson Creek also has an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

Under the terms of the Agreement, Thompson Creek can earn an initial 30% interest in the Project under a Stage 1 Option by funding $15 million of expenditures before December 31, 2019, of which $3 million for 2015 has been funded. For each $5 million of project expenditures funded, Thompson Creek will incrementally earn a 10% ownership interest. Stage 1 Option expenditures can be accelerated by Thompson Creek at its discretion. Amarc will remain as operator during the Stage 1 earn-in period.

If Thompson Creek fully exercises the Stage 1 Option, Thompson Creek will have a one-time right under a Stage 2 Option to elect to earn an additional 20% ownership interest in the IKE Project (for a total 50% ownership interest). To fulfill its obligations under the Stage 2 Option, Thompson Creek must commit to fund and complete a Feasibility Study for the IKE Project that could serve as the basis for a decision by an internationally recognized financial institution to finance the development of a mining project. This Feasibility Study must be completed within a two-year period, which can be extended to three years under certain conditions. While completing the Feasibility Study work under the Stage 2 Option, Thompson Creek would also be required to meet all other expenditures necessary to maintain and advance the Project.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Thompson Creek will become operator upon initiation of the Stage 2 Option period, and will remain operator so long as it holds a 50% interest. When Thompson Creek has concluded its’s earn-in period, the parties expect to form a joint venture to further develop the IKE Project provided that Thompson Creek earns a minimum 10% interest. Amarc will remain operator of the Project in the instance that Thompson Creek does not earn a 50% interest.

During both the Stage 1 and Stage 2 Option periods, Amarc will retain a ‘co-expenditure right’, whereby it can fund at its discretion additional expenditures on the IKE Project. Thompson Creek may elect to pay its 30% or 50% share of these additional expenditures upon completion of its Stage 1 Option and Stage 2 Option periods as the case may be, failing which its ownership interest would be reduced. Under the ‘co-expenditure right’ provision of the Agreement, the maximum amount that Amarc can recover from Thompson Creek on completion of the Stage 1 Option is capped at $6 million (i.e. 30% of $20 million). The maximum amount that Amarc can recover from Thompson Creek on completion of the Stage 2 Option is capped at $10 million (i.e. 50% of $20 million).

Agreement with the Optionors

Amarc holds a 100% interest in the IKE property. In December 2013, the Company entered into an Option and Joint Venture Agreement (the "IKE Agreement") with Oxford Resources Inc. ("Oxford"), whereby the Company acquired the right to earn an 80% ownership interest in the IKE property by making cash payments totaling $125,000, issuing 300,000 shares, and by incurring approximately $1.86 million in exploration expenditures on or before November 30, 2015.

In July 2014 the IKE Agreement was amended and Oxford assigned all of its interest in the IKE property, and the underlying option agreement with respect to the IKE property, to Amarc and converted its ownership interest in the IKE property to a 1% Net Smelter Return (“NSR”) royalty in consideration of a $40,000 cash payment. The 1% NSR royalty can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the Company’s sole election). The maximum aggregate amount payable under the NSR is $2 million.

As a result of the foregoing, Amarc had the right to acquire a 100% ownership interest in the IKE property directly from two unrelated individuals (formerly the underlying owners and now the “Optionors”) by making a cash payment of $40,000 (completed), issuing 100,000 shares (completed), and by incurring approximately $1.86 million in exploration expenditures (completed) on or before November 30, 2015.

The Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. In addition, Amarc has the right to purchase the remaining half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018. Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) the Optionors annually commenced on December 31, 2015.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Amarc has agreed that upon completion of a positive feasibility study, Amarc will issue 500,000 common shares to the Optionors of the property.

Granite Property Agreement

In August 2014, the Company entered into a purchase agreement with Great Quest Fertilizers Ltd. ("Great Quest"), whereby the Company can purchase a 100% ownership interest in the Granite property on or before November 30, 2014 by making staged cash payments totalling $400,000 (completed).

Great Quest holds a 2% NSR royalty on the property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

Galore Property Agreement

In July 2014, the Company entered into an option and joint venture agreement with Galore Resources Inc. ("Galore Resources"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3 million in exploration expenditures within five years ($1.5 million of which may be in recordable assessment credits not directly incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may thereafter acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2 million in exploration expenditures within two years. Upon exercise of the initial or additional option, Galore Resources and Amarc have agreed to form either a 51/49 or a 70/30 joint venture, as the case may be.

The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty which may be purchased for $250,000 on or before December 31, 2024 and a 10% net profits interest royalty which may be purchased at any time until December 31, 2024 for $400,000 less any amount of the net profits interest royalty already paid.

Other Properties

Amarc’s focus with respect to its Newton and Galileo projects is to work towards venturing them out to third parties to further advance exploration.

The Blackwater District Properties – Galileo and Hubble

Amarc owns a 100% interest in the Galileo and Hubble properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

The Company has completed an approximately 5,120 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical survey over its Blackwater properties, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line kilometres of Induced Polarization (“IP”) ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing. Drill permits have been received.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

The Galileo and Hubble properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold deposit (Proven and Probable Reserves of 344.4 million tonnes at an average grade of 0.74 g/t gold containing 8.2 million gold ounces, and 5.5 g/t silver containing 60.8 million silver ounces; New Gold news release December 12, 2013).

Amarc's Blackwater district properties lie approximately 75 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

Amarc is actively working to engage constructively with First Nations and regulators in the area of its permits.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit until June 2012.

An initial mineral resource estimate announced in September 2012, based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

Inferred Mineral Resources at various cut-off grades are summarized in the table below.

NEWTON GOLD PROJECT – INFERRED MINERAL RESOURCES

Cut-Off Grade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:
1.

CIM definitions were followed for this mineral resource estimate. An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

2.	Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.
3.	Bulk density is 2.71 tonnes per cubic metre.
4.	Numbers may not add due to rounding.
5.	The Effective Date of the Mineral Resource is July 4, 2012; the Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

The Newton Inferred Mineral Resources was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. ("HDI") and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 metres by 800 metres and to a depth of 560 metres, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, and Snowfields deposits.

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive IP geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

Amarc's Newton property is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Amarc has undertaken significant consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive work relationship.

Newton Property Agreement

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% net profits interest. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR, which royalty may be purchased by Amarc for $2 million at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Market Trends

Copper prices have been volatile over the last five years. Throughout 2010 to early 2011, copper prices were on an uptrend trading as high as US$4.63/lb in January 2011. Since then, copper prices have declined, trading as low as approximately US$2.00/lb in 2015. The average price of copper over the last five years was US$3.35/lb.

Molybdenum prices were variable from 2010 to 2013 and then began an uptrend that extended through the end of June 2014. Prices have weakened since that time. The average price over the past five years was US$11.42/lb.

In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and generally continued to do so until August 2011, where prices reached as high as $1,912/oz. From August 2011 to September 2012, gold prices traded within a range of approximately US$1,500/oz and US$1,900/oz. Since then, gold prices have declined, with prices trading as low as approximately US$1,046/oz during 2015. The average price of gold over the last five years was US$1,411/oz.

Silver prices increased significantly from September 2010 to April 2011 as prices reached a high of almost US$50/oz. Since then, silver prices have declined, with prices trading as low as approximately US$14/oz during 2015. The average price of silver over the last five years was US$25/oz.

Average annual prices for copper, molybdenum, gold and silver are shown in the following table:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2010	3.42/lb	15.87/lb	1,228/oz	20.19/oz
2011	4.00/lb	15.41/lb	1,572/oz	35.12/oz
2012	3.61/lb	12.81/lb	1,670/oz	31.17/oz
2013	3.34/lb	10.40/lb	1,397/oz	23.82/oz
2014	3.11/lb	11.59/lb	1,264/oz	19.09/oz
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016 (to the date of this MD&A)	2.02/lb	5.44/lb	1,138/oz	14.52/oz

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

1.3	SELECTED ANNUAL INFORMATION

Not required for interim MD&A

1.4	SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

Summary of Quarterly Results
	Fiscal Quarter Ended
	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
($ 000’s)	2015	2015	2015	2015	2014	2014	2014	2014
Exploration and evaluation (i)	$543	$1,146	$265	$244	$675	$2,172	$187	$130
Administration	367	347	338	415	377	398	288	387
Other items (ii)	15	516	12	8	171	(22)	(29)	(305)
Net loss	925	2,009	615	667	1,223	2,548	446	212
Other comprehensive loss (income) (iii)	9	20	5	–	10	3	21	(8)
Comprehensive loss	934	$2,029	$620	$667	$1,233	$2,551	$467	$204

Basic and diluted loss per share	$0.01	$0.02	$0.00	$0.01	$0.01	$0.02	$0.00	$0.00
Weighted average number of common shares outstanding (millions)	141.4	141.4	141.4	141.1	138.8	138.8	138.7	138.7

(i)	Includes refunds receivable under the British Columbia Mineral Exploration Tax Credit program.
(ii)

Includes interest income, interest expense, financing charges, gain on termination of joint venture, gain on disposition of available-for-sale financial assets, foreign exchange loss, impairment of available-for-sale financial assets, and mineral property interests written off.

(iii)

Includes revaluation of available-for-sale financial assets, change in fair value of available-for-sale financial assets transferred to profit or loss upon disposition, and impairment of available-for-sale financial assets transferred to profit or loss.

With the exception of the September 2014 and 2015 quarters, exploration and evaluation (“E&E”) expenses were low as part of the Company’s cash conservation efforts. During both the September 2014 and 2015 quarters, the Company was focused primarily on the IKE Project’s drilling program.

Administration expenses generally coincide with the level of E&E activity. However, certain administrative costs are incurred regardless of the level of E&E activity and therefore, the fluctuations in these costs will not always trend with those for E&E expenses.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

1.5	RESULTS OF OPERATIONS

Results for the Nine Months Ended December 31, 2015 vs. 2014

The Company recorded a net loss of $3,549,000 during the nine months ended December 31, 2015 (the “2015 period”) compared to a net loss of $4,217,000 during the nine months ended December 31, 2014 (the “2014 period”). The Company’s drilling and field programs for the IKE Project were more extensive during the 2014 period compared to the 2015 period, which is reflected in higher exploration and evaluation expenses figure for the 2014 period. The Company incurred higher financing charges (non-cash issuance of warrants) during the 2015 period relating to share purchase warrants issued to a director of the Company.

	Nine months ended
	December 31,

	2015	2014
	($ 000’s)	($ 000’s)	Discussion

Exploration and evaluation	1,955	3,034	Exploration activity during the 2015 and 2014 periods was focused primarily on the IKE Project’s drilling and related field programs with the 2014 programs being more extensive.

Administration	1,052	1,063

No significant change in administration activities during the 2015 period compared to the 2014 period. The increase in shareholder communication activity and legal, accounting and audit costs have offset the decrease in office and administration during the 2015 period.

Interest expense on loans payable to director	56	4	Interest incurred on loans provided by a director.

Financing charge	500	187

The 2015 YTD amount relates to loan bonus through the issuance of share purchase warrants to a director. Relates to loan provided by the director in September 2015. The 2014 YTD amount related to fees, in the form of 2,500,000 common shares, on loan provided by a director.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Exploration and Evaluation Expenses

The following tables provide a breakdown of exploration costs incurred during the nine months ended December 31, 2015 and 2014:

	Nine months ended December 31, 2015
				General
				exploratio
		IKE and	Newton	n and
($ 000’s)	Galore	Granite		other	Total
Assays and analysis	$8	$104	$–	$–	$112
Drilling	–	746	–	–	746
Equipment rental	–	17	–	–	17
Geological	53	299	–	9	361
Geological – METC	–	–	–	(715)	(715)
Graphic	3	5	–	–	8
Helicopter	40	734	–	–	774
Property costs and assessments	50	78	25	–	153
Site activities	10	185	–	–	195
Socioeconomic	–	266	12	–	278
Travel and accommodation	–	27	–	–	27
Total	$164	$2,461	$37	$(706)	$1,956

	Nine months ended December 31, 2014
				General
				exploratio
		IKE and	Newton	n and
($ 000’s)	Galore	Granite		other	Total
Assays and analysis	$5	$131	$–	$2	$138
Drilling	–	727	–	–	727
Equipment rental	–	31	–	–	31
Geological	44	742	–	50	836
Geological – METC	–	–	–	(871)	(871)
Graphics	–	1	–	–	1
Helicopter	25	919	–	3	947
Property costs and assessments	25	497	25	–	547
Site activities	–	185	–	2	187
Socioeconomic	4	288	–	53	345
Travel and accommodation	2	144	–	–	146
Total	$105	$3,665	$25	$(761)	$3,034

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Administration Expenses

The following table provides a breakdown of administration expenses incurred during the nine months ended December 31, 2015 and 2014:

	Nine months ended December 31,
($ 000’s)	2015	2014
Legal, accounting and audit	$67	$24
Office and administration	905	967
Shareholder communication	45	39
Travel and accommodation	8	9
Trust and regulatory	27	24
Total	$1,052	$1,063

Results for the Three Months Ended December 31, 2015 vs. 2014

The Company recorded a net loss of $925,000 during the three months ended December 31, 2015 (the “2015 quarter”) compared to a net loss of $1,223,000 during the three months ended December 31, 2014 (the “2014 quarter”). The Company’s drilling and field programs for the IKE Project were more extensive during the 2014 quarter compared to the 2015 quarter, which is reflected in higher exploration and evaluation expenses figure for the 2014 quarter. In addition, in 2014 quarter, the Company also recorded financing charges amount to $187,500 for fees on loan provided by a director.

	Three months ended
	December 31,

	2015	2014
	($ 000’s)	($ 000’s)	Discussion

Exploration and evaluation	544	$ 675	Exploration activity during the 2015 and 2014 quarters was focused primarily on the IKE Project’s drilling and related field programs with the 2014 programs being more extensive.

Administration	367	377	Administration expenses decreased during the 2015 quarter, which is related to the lower level of activity surrounding the IKE Project compared to the 2014 quarter.

Interest expense on loans payable to director	24	4	Interest incurred on loans provided by a director.

Financing charge	–	188	The amount relates to fees on loan provided by a director through the issuance of common shares.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Exploration and Evaluation Expenses

The following tables provide a breakdown of exploration costs incurred during the three months ended December 31, 2015 and 2014:

	Three months ended December 31, 2015
				General
		IKE and		exploration
($ 000’s)	Galore	Granite	Newton	and other	Total
Assays and analysis	$8	$90	$–	$–	$98
Drilling	–	98	–	–	98
Equipment rental	–	8	–	–	8
Geological	26	101	–	2	129
Geological – METC	–	–	–	(150)	(150)
Graphic	3	5	–	–	8
Helicopter	40	117	–	–	157
Property costs and assessments	50	25	25	–	100
Site activities	10	67	–	–	77
Socioeconomic	–	67	1	–	68
Travel and accommodation	–	(48)	–	–	(48)
Total	$137	$530	$26	$(148)	$545

	Three months ended December 31, 2014
				General
		IKE and		exploration
($ 000’s)	Galore	Granite	Newton	and other	Total
Assays and analysis	$3	$17	$–	$–	$20
Drilling	–	(12)	–	–	(12)
Equipment rental	–	4	–	–	4
Geological	7	239	–	–	246
Geological – METC	–	–	–	(98)	(98)
Graphics	–	–	–	–	–
Helicopter	–	70	–	–	70
Property costs and assessments	–	200	25	–	225
Site activities	–	18	–	–	18
Socioeconomic	2	127	–	52	181
Travel and accommodation	–	21	–	–	21
Total	$12	$684	$25	$(46)	$675

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Administration Expenses

The following table provides a breakdown of administration expenses incurred during the three months ended December 31, 2015 and 2014:

	Three months ended December 31,
($ 000’s)	2015	2014
Legal, accounting and audit	$61	$5
Office and administration	281	347
Shareholder communication	15	20
Travel and accommodation	2	2
Trust and regulatory	8	3
Total	$367	$377

1.6	LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

As at December 31, 2015, the Company had working capital deficit of approximately $10,000 compared to working capital of $0.2 million as at March 31, 2015. The Company will need to obtain financing within the next twelve months to continue its operating objectives.

The Company has loans payable to a director of the Company totalling $1,500,000. These loans are unsecured and have a maturity date of September 9, 2017. Interest on the loans is payable at 7% per annum, compounded and payable quarterly in arrears.

The Company capital lease obligations, operating leases or any other long-term obligations.

The Company will continue to advance its exploration projects by finding the appropriate balance between advancing the projects and preserving its cash.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

A summary of the Company's cash flows is as follows:

	Nine months ended December 31,
($ 000’s)	2015	2014
Net cash used in operating activities	$(2,872)	$(4,922)
Net cash provided by investing activities	16	74
Net cash provided by financing activities	3,444	1,000
Net increase (decrease) in cash and cash equivalents	$588	$(3,848)

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Operating activities:	Cash used in operating activities was attributable primarily to the Company's ongoing exploration and administrative activities during both the nine months ended December 31, 2015 and 2014.

Investing activities:

The Company received proceeds from the disposition of certain marketable securities as well as interest on funds held with financial institutions during the nine months ended December 31, 2015 and 2014.

Financing activities:

During the nine months ended December 31, 2015, the Company received $3 million in funding from Thompson Creek pursuant to the option agreement with Thompson Creek (note 7(a) of the accompanying financial statements). The Company also repaid and received loans from a director during the period, which resulted in a net cash increase of $0.5 million.

1.7	CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8	OFF-BALANCE SHEET ARRANGEMENTS

None.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

1.9	TRANSACTIONS WITH RELATED PARTIES

The required quantitative disclosure is provided in the accompanying Interim Financial Statements, which are publicly available on SEDAR at www.sedar.com.

Hunter Dickinson Inc.

Description of the Relationship

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company.

The following directors or officers of the Company also have a role within HDSI:

Individual	Role within the Company	Role within HDSI
Scott Cousens	Director	Director
Robert Dickinson	Director	Director
Paul Mann	Chief Financial Officer	Employee
Diane Nicolson	President	Employee
Ronald Thiessen	Director, Chief Executive Officer	Director
Trevor Thomas	Corporate Secretary	Employee

Business Purpose of the Related Party Transactions

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients. The Company is also able to eliminate many of its fixed costs, including rent, technology, and other infrastructure which would otherwise be incurred for maintaining its corporate offices.

Measurement Basis Used

The Company procures services from HDSI pursuant to an agreement dated July 2, 2010. Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services from HDSI are determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance. These time charges consist substantially of salaries, office rent, utilities, office supplies and administration, warehouse space, and insurance.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

Third party costs are billed at cost, without markup.

Ongoing Contractual or Other Commitments Resulting from the Related Party Relationship

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

Transactions with HDSI during the Period

This disclosure is provided in note 11(b) of the accompanying Interim Financial Statements.

Amounts Due to or from HDSI at the End of the Reporting Period

This disclosure is provided in note 11(b) of the accompanying Interim Financial Statements.

1.10	FOURTH QUARTER

Not applicable.

1.11	PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

1.12	CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There were no changes in accounting policies or new accounting policies adopted during the period covered by this MD&A.

1.14	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, available-for-sale marketable securities, accounts payable and accrued liabilities, balance due to a related party, and loan payable to director approximate their fair values due to their short-term nature.

1.15	OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

1.15.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.

(b)	expensed research and development costs	Not applicable.

(c)	deferred development costs	Not applicable.

(d)	general and administration expenses	See 1.5 Results of Operations above.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

1.15.2	DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Number of common shares outstanding	141,424,061

Number of share purchase options outstanding	3,051,300

Number of share purchase warrants outstanding	5,555,555

1.15.3	DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.4	INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.5	LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

1.16	RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

•	the particular attributes of the deposit, such as size, grade and proximity to infrastructure;

•	metal prices, which may be volatile, and are highly cyclical; and

•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;

•	the results of consultants' analyses and recommendations;

•	the rate at which operating losses are incurred;

•	the execution of any joint venture agreements with strategic partners; and

•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

The Company has limited working capital as at the current reporting date.

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

Changes in Government Rules, Regulations or Agreements, or Their Application, May Negatively Affect the Company’s Ownership Rights, Its Access to or Its Ability to Advance the Exploration and Development of its Mineral Properties

The government currently has in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.